SANDISK CORPORATION

951 Sandisk Drive

Milpitas, California 95035

June 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Uwem Bassey

  Jan Woo

Re:	Request for Effectiveness for Sandisk Corporation

Registration Statement on Form S-1 (File No. 333-286626)

To the addressees set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-286626) (the “Registration Statement”) of Sandisk Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 5, 2025, or as soon as practicable thereafter, or at such other time thereafter as our counsel, O’Melveny & Myers LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, O’Melveny & Myers LLP, by calling Shelly Heyduk at (949) 823-7968 or Ryan Coombs at (415) 984-8943.

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Heyduk or Mr. Coombs at the telephone numbers above.

Very truly yours,

SANDISK CORPORATION

By:	/s/ Bernard Shek
Bernard Shek
Chief Legal Officer and Secretary

cc:	Luis Visoso, Executive Vice President and Chief Financial Officer, Sandisk Corporation Shelly Heyduk, O’Melveny & Myers LLP Ryan Coombs, O’Melveny & Myers LLP